Issuer Free Writing Prospectus

Dated April 21, 2010

Filed pursuant to Rule 433

Registration No. 333-165823

Alpha and Omega Semiconductor Limited

This free writing prospectus should be read together with the preliminary prospectus dated April 21, 2010, related to this offering, included in Amendment No. 3 to the registration statement on Form F-1.

On April 21, 2010, Alpha and Omega Semiconductor Limited, or the Company, amended its registration statement on Form F-1 to add a section entitled “Recent Developments” to the Prospectus Summary in order to provide information regarding the Company’s selected unaudited consolidated statement of income data for the three months ended March 31, 2010 as set forth below. In addition, the Company also amended the registration statement to update the age of a director and a key employee of the Company under the section entitled “Management”; update the Principal and Selling Shareholders table for the number of shares beneficially owned by one of the selling shareholders and the address for a selling shareholder; update the number of record holders in the U.S.; update the section entitled “Taxation” to provide additional disclosure relating to material U.S. tax consequences under The Health Care and Education Reconciliation Act of 2010 signed into law on March 30, 2010 by President Obama; update the section entitled “Underwriting” to include additional disclosure regarding the Company’s ability to issue securities during the lock-up period; and make other minor conforming changes to reflect the amendments described above.

Recent Developments

The following is a summary of selected unaudited consolidated statement of income data for the three months ended March 31, 2010 compared to selected unaudited consolidated statements of income data for the three months ended December 31, 2009 and March 31, 2009. Results for the quarterly period ended March 31, 2010 may not be indicative of our full year results for the year ending June 30, 2010 or any future quarterly period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus for information regarding trends and other factors that may influence our results of operations.

	Three Months Ended
	March 31, 2009	December 31, 2009	March 31, 2010
	(in thousands)
Revenue	$27,072	$63,982	$77,672
Gross profit	3,563	18,033	20,827
Operating profit (loss)	(4,588)	6,572	9,287
Profit (loss) attributable to equity holders	(5,594)	9,719	9,588

Our revenue increased sequentially by 21.4%, or $13.7 million, from $64.0 million to $77.7 million for the three months ended December 31, 2009 and March 31, 2010, respectively, as a result of an increase in unit shipments and a slight increase in average selling prices due to changes in product mix. The increase in unit shipments was primarily due to the increase in end demand for our products. Revenue from our power IC products increased by 56.0%, or $4.2 million, from $7.4 million to $11.6 million for the three months ended December 31, 2009 and March 31, 2010, respectively. Our gross profit increased by 15.5%, or $2.8 million, from $18.0 million to $20.8 million for the three months ended

December 31, 2009 and March 31, 2010, respectively. Our gross margin for the three months ended March 31, 2010 was 26.8% as compared to gross margin of 28.2% for the three months ended December 31, 2009. Gross margin for the three months ended December 31, 2009 included a $0.5 million reversal of inventory reserves and a benefit from scrap recovery of $0.4 million. Our operating profit increased sequentially by 41.3%, or $2.7 million, from $6.6 million to $9.3 million for the three months ended December 31, 2009 and March 31, 2010, respectively, primarily due to the increase in gross profit while our operating expenses were maintained at approximately the same level as the prior quarter. Our profit attributable to equity holders for the three months ended March 31, 2010 was $9.6 million as compared to profit attributable to equity holders of $9.7 million for the three months ended December 31, 2009. Profit attributable to equity holders for the three months ended December 31, 2009 included a $2.0 million benefit related to recognition of deferred tax assets by an associate accounted for under the equity method.

Our revenue increased by 186.9%, or $50.6 million, from $27.1 million to $77.7 million for the three months ended March 31, 2009 and 2010, respectively, primarily as a result of an increase in unit shipments, offset by a slight decline in average selling prices. Revenue from our power IC products increased by 206.2%, or $7.8 million, from $3.8 million to $11.6 million for the three months ended March 31, 2009 and March 31, 2010, respectively. Our gross profit increased by 484.5%, or $17.3 million, from $3.6 million to $20.8 million for the three months ended March 31, 2009 and 2010, respectively. The increase in gross profit was primarily due to greater economies of scale and, to a lesser extent, changes in product mix. Our operating profit increased by $13.9 million from a $4.6 million loss to a $9.3 million profit for the three months ended March 31, 2009 and 2010, respectively, due to the increase in gross profit partially offset by increased operating expenses. Our profit attributable to equity holders increased by $15.2 million from a $5.6 million loss to a $9.6 million profit for the three months ended March 31, 2009 and 2010, respectively.

The Company has filed a registration statement, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free on EDGAR by visiting the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611. You may also access the Company’s most recent prospectus dated April 21, 2010 included in Amendment No. 3 to the registration statement on Form  F-1 through the following link http://www.sec.gov/Archives/edgar/data/1387467/000119312510088222/df1a.htm.